FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 22 February 2006 to 7 April 2006

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — N Fell, 24 February 2006

99.2	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — J M Sunderland, 24 February 2006

99.3	Sterling Note repurchase — 1 March 2006

99.4	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — K G Hanna, 8 March 2006

99.5	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R J Stack, 8 March 2006

99.6	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H T Stitzer, 8 March 2006

99.7	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 8 March 2006

99.8	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — G M Cassagne, 8 March 2006

99.9	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — J R Chambers, 8 March 2006

99.10	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — S J Driver, 8 March 2006

99.11	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — N Fell, 8 March 2006

99.12	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — D Macnair, 8 March 2006

99.13	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — M J Shattock, 8 March 2006

99.14	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H A Udow, 8 March 2006

99.15	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R Wahi, 8 March 2006

99.16	Results of Sterling Note Repurchase — 10 March 2006

99.17	Pricing of Sterling Note Repurchase — 10 March 2006

99.18	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — J M Sunderland, 21 March 2006

99.19	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — D Macnair, 28 March 2006

99.20	Cadbury Schweppes Announces the Sale of Bromor — 4 April 2006

99.21	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 4 April 2006

99.22	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — S J Driver, 4 April 2006

99.23	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — K G Hanna, 4 April 2006

99.24	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — W C Berndt, 5 April 2006

99.25	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R C Braddock, 5 April 2006

99.26	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R M Carr, 5 April 2006

99.27	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — Lord Patten, 5 April 2006

99.28	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — D A R Thompson, 5 April 2006

99.29	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — R P Thorne, 5 April 2006

99.30	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — Baroness Wilcox, 5 April 2006

99.31	Cadbury Schweppes announces intention to sell Monkhill — 7 April 2006

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills

(Registrant)

Signed:	John Mills
Director of Group Secretariat

Dated:	7 April 2006

Exhibit 99.1
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3.	Name of person discharging managerial responsibilities/director

NICHOLAS TOBY FELL

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR’S OWN HOLDING

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

NICHOLAS TOBY FELL	5,121
BANK OF NEW YORK NOMINEES
LTD A/C 491846	54,520
8.	State the nature of the transaction

EXERCISE OF EXECUTIVE SHARE OPTIONS AND DISPOSAL OF THE SHARES

9.	Number of shares, debentures or financial instruments relating to shares acquired

70,000

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

70,000

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

ACQUIRED: £4.77 DISPOSED: £5.85

14.	Date and place of transaction

23 FEBRUARY 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

59,641

16.	Date issuer informed of transaction

23 FEBRUARY 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

CLARE DAVAGE 020 7830 5180
Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 24 FEBRUARY 2006

Exhibit 99.2
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3.	Name of person discharging managerial responsibilities/director

JOHN MICHAEL SUNDERLAND

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JOHN MICHAEL SUNDERLAND	583,290
JEAN MARGARET SUNDERLAND	237,350
JM SUNDERLAND, JM SUNDERLAND &
DJ LEITCH A/CJMS1	52,000
JM SUNDERLAND, JM SUNDERLAND &
DJ LEITCH A/CJMS2	54,000
TUDOR NOMINEES LTD	5,974
BT GLOBENET NOMINEES LTD A/C10	3,972
DOUGLAS DEAKIN YOUNG LTD	5,189
8.	State the nature of the transaction EXERCISE OF EXECUTIVE SHARE OPTIONS AND DISPOSAL OF THE SHARES

9.	Number of shares, debentures or financial instruments relating to shares acquired

500,000

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

500,000

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

ACQUIRED: 200,000 SHARES: £4.77 300,000 SHARES: £4.825 DISPOSED: £5.85

14.	Date and place of transaction

23 FEBRUARY 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

941,775 (0.05%)

16.	Date issuer informed of transaction

23 FEBRUARY 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

CLARE DAVAGE 020 7830 5180
Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 24 FEBRUARY 2006

Exhibit 99.3

Press Release	1 March 2006
Cadbury Schweppes announces Sterling note repurchase
NOT FOR DISTRIBUTION TO ANY U.S.PERSON OR ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE UNITED STATES OR ITALY (SEE FULL OFFER RESTRICTIONS BELOW)
Cadbury Schweppes today announces that it proposes to repurchase up to £300 million of its outstanding £400 million 4.875% Guaranteed Notes due 2010 (the “Notes”) by way of an Invitation (the “Invitation”), as set out in the “Invitation Details” below and the Invitation Memorandum dated 1 March 2006 (the “Invitation Memorandum”).
Once completed, the repurchase will realign the Group’s debt maturity profile following the recently completed sale of Europe Beverages. The repurchase will be funded from the Group’s available cash.
Invitation Details
Cadbury Schweppes has invited all eligible holders of the Notes to offer to sell Notes to Cadbury Schweppes upon the terms and conditions contained in the Invitation Memorandum. Cadbury Schweppes will accept for purchase up to £300 million of the Notes at a purchase price based on the tender spread range to the reference bond, all as detailed below. Cadbury Schweppes may change the amount of the repurchase at any time.

Common					Indicative
Code/ISIN					Tender
Number of the	Principal Amount		Target Tender		Spread
Notes	Outstanding	Notes	Amount	Reference Bond	Range
017301209/XS0173012096	GBP400,000,000	4.875 per cent. Guaranteed Notes due 2010	Up to GBP300,000,000	4.75 per cent. UK Treasury Gilt due 7 June 2010 (ISIN: GB00B0330274 Common Code: 020601388)	between 47bp and 49bp

If the principal amount of Notes offered for sale pursuant to the Invitation exceeds the principal amount of the Notes that Cadbury Schweppes agrees to accept for purchase, then all offers to sell will be accepted on a pro rata basis as described in the Invitation Memorandum.
Key Dates

Event	Date/ Time
Launch of transaction	March 1, 2006

Period during which Electronic Orders may be submitted by Noteholders (the “Offer Period”)	From and including 9.00 a.m. GMT on March 1, 2006 up to and including 3.00 p.m. GMT on March 9, 2006

Announcement of final Tender Spread	March 6, 2006, prior to 1.00 p.m. GMT

Expiration Time. Last date for Noteholders to communicate an offer to sell by submitting an Electronic Order	March 9, 2006, at 3.00 p.m. GMT

Announcement of results and details of pro-rating if applicable	March 10, 2006, prior to 12.00 midday GMT

Pricing Time	March 10, 2006, at or around 12.00 midday GMT

Anticipated Settlement Date	March 14, 2006
Eligible holders of the Notes are advised to read carefully the Invitation Memorandum for full details of and information on the procedures for participating in the Invitation. JPMorgan Cazenove is acting as Lead Dealer Manager. JPMorgan Chase Bank is acting as Tender Agent. HSBC and RBS are acting as Co-Dealer Managers on this transaction.
Requests for all information in relation to the Invitation should be directed to the Lead Dealer Manager:
Lead Dealer Manager
J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
Attention: Liability Management — John Cavanagh
Email: john.cavanagh@jpmorgan.com
Tel: +44 (0) 20 7742 7506

Requests for information in relation to the offering to sell procedures should be directed to:
The Tender Agent
JPMorgan Chase Bank, N.A.
Trinity Tower
9 Thomas More Street
London E1W 1YT
Attention: Edmond Leedham
Email: edmond.f.leedham@jpmorgan.com
Tel: +44 (0) 20 7777 9458
For further information:
Cadbury Schweppes plc: +44 207 409 1313
www.cadburyschweppes.com
Capital Markets Enquiries: +44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King
Media Enquiries: +44 207 830 5011
Andraea Dawson-Shepherd
Katie Macdonald-Smith
Disclaimer
This press release does not constitute, or form part of, an offer to buy or the invitation of any offer to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefore. No indications of interest in the Invitation is sought by this press release. The Invitation is not being made to, and no offer to sell will be accepted from, or on behalf of, holders of securities in any jurisdiction in which the Invitation is unlawful.
This release must be read in conjunction with the Invitation Memorandum. This release and the Invitation Memorandum contain important information, which should be read carefully before any decision, is made in relation to the Invitation. If you are in any doubt as to the contents of this release or the Invitation Memorandum or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser.

Offer Restrictions
United Kingdom
The communication of the Invitation Memorandum is not being made, and the Invitation Memorandum has not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, the Invitation Memorandum is not being distributed to, and must not be passed on to, the general public in the United Kingdom. Rather, the communication of the Invitation Memorandum as a financial promotion is only being made by Cadbury Schweppes or the Lead Dealer Manager to, and is directed only at: (a) persons outside the United Kingdom; (b) those persons falling within the definition of Investment Professionals (contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 43 of the Order, or other persons to whom it may lawfully be communicated in accordance with the Order; or (c) any person to whom it may otherwise lawfully be made (such persons together being “relevant persons”).
United States
The Invitation is not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation: facsimile transmission, telex, telephone, e-mail and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States, and Notes may not be offered for sale by any such use, means, instrumentality or facility from or within the United States. Accordingly, copies of the Invitation Memorandum and any related documents are not being and must not be mailed, forwarded, sent, transmitted or otherwise distributed in, into or from the United States (including without limitation by any custodian, nominee, trustee or agent) and persons receiving the Invitation Memorandum must not distribute, forward, mail, transmit or send it or any related documents in, into or from the United States. Offers to sell made by a resident of the United States, any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or any U.S. person will not be accepted.
Italy
The Invitation is not being made in the Republic of Italy. The Invitation and the Invitation Memorandum have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, Noteholders are hereby notified that, to the extent such Noteholders are Italian residents and/or persons located in the Republic of Italy, the Invitation is not available to them and they may not submit for offers to sell Notes in any Invitation and, as such, any offers to sell received from or on behalf of such persons shall be ineffective and void. Neither the Invitation Memorandum nor any other invitation material relating to the Invitation, or the Notes may be distributed or made available in the Republic of Italy.
Belgium
In Belgium, the Invitation will not, directly or indirectly, be made to, or for the account of, any person other than to professional or institutional investors referred to in article 3,2° of the Belgian royal decree of 7 July 1999 on the public character of financial operations (the “Public Decree”), each acting on their own account. The Invitation Memorandum has not been and will not be submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank, Financie en assurantiewezen) and accordingly may not be used in connection with any invitation in Belgium except as may otherwise be permitted by Belgian law.

France
The Invitation Memorandum has not been submitted to the clearance procedures of the Autorité des Marchés Financiers in France. The Invitation does not constitute a public invitation of offers to sell Notes nor a public offering of financial instruments in France. Only providers of investment services relating to portfolio management for the account of third parties and/or qualified investors (investisseurs qualifiés), all as defined in Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier are eligible to offer to sell Notes.
Notes
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has a strong regional presence in beverages in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs around 50,000 people.

Exhibit 99.4
CADBURY SCHWEPPES PLC
8 March 2006
For immediate release
Notification of Director’s share interests
Name of Director: KENNETH GEORGE HANNA
The Company was notified on 7 March 2006 of the following transactions:
Mr Hanna acquired 120,772 ordinary shares of 12.5 pence each in the Company on 4 March 2006, at a price of 556.00p per share. The shares represent the 2006 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2005), and were all deferred into trust.
Mr Hanna acquired 24 ordinary shares of 12.5 pence each in the Company on 6 March 2006, at a price of 587.00p per share. The shares were acquired through participation in the Company’s all-employee Share Incentive Plan.
Following the above transactions, Mr Hanna has a beneficial interest in 498,988 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
Clare Davage
Telephone: 020 7830 5180
Name and signature of authorised Company official responsible for making this notification:

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Exhibit 99.5
CADBURY SCHWEPPES PLC
8 March 2006
For immediate release
Notification of Director’s share interests
Name of Director: ROBERT JAMES STACK
The Company was notified on 7 March 2006 of the following transactions:
Mr Stack disposed of 33,380 ordinary shares of 12.5 pence each in the Company on 6 March 2006, at a price of 584.50p per share. The nature of the transaction was a part disposal of shares awarded under the Company’s Bonus Share Retention Plan on release of 81,209 shares from trust to the Director.
Mr Stack acquired 105,693 ordinary shares of 12.5 pence each in the Company on 4 March 2006, at a price of 556.00p per share. The shares represent the 2006 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2005), and were all deferred into trust.
Following the above transactions, Mr Stack has a beneficial interest in 837,038 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
Clare Davage
Telephone: 020 7830 5180
Name and signature of authorised Company official responsible for making this notification:

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Exhibit 99.6
CADBURY SCHWEPPES PLC
8 March 2006
For immediate release
Notification of Director’s share interests
Name of Director: HOWARD TODD STITZER
The Company was notified on 7 March 2006 of the following transactions:
Mr Stitzer disposed of 95,785 ordinary shares of 12.5 pence each in the Company on 6 March 2006, at a price of 585.00p per share. The nature of the transaction was the disposal of shares awarded under the Company’s Bonus Share Retention Plan on release of the shares from trust to the Director.
Mr Stitzer acquired 191,194 ordinary shares of 12.5 pence each in the Company on 4 March 2006, at a price of 556.00p per share. The shares represent the 2006 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2005), and were all deferred into trust.
Following the above transactions, Mr Stitzer has a beneficial interest in 647,244 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
Clare Davage
Telephone: 020 7830 5180
Name and signature of authorised Company official responsible for making this notification:

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Exhibit 99.7
CADBURY SCHWEPPES PLC
8 March 2006
For immediate release
Notification of PDMR’s share interests
Name of PDMR: HESTER BLANKS
The Company was notified on 7 March 2006 of the following transactions:
Ms Blanks disposed of 3,000 ordinary shares of 12.5 pence each in the Company on 6 March 2006, at a price of 587.50p per share. The nature of the transaction was a part disposal of shares awarded under the Company’s Bonus Share Retention Plan on release of 7,291 shares from trust to the PDMR.
Ms Blanks acquired 10,052 ordinary shares of 12.5 pence each in the Company on 4 March 2006, at a price of 556.00p per share. The shares represent the 2006 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2005), and were all deferred into trust.
Ms Blanks acquired 23 ordinary shares of 12.5 pence each in the Company on 6 March 2006, at a price of 587.00p per share. The shares were acquired through participation in the Company’s all-employee Share Incentive Plan, pursuant to a contract dated outside the close period in respect of share dealings.
Following the above transactions, Ms Blanks has a beneficial interest in 107,424 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
Clare Davage
Telephone: 020 7830 5180
Name and signature of authorised Company official responsible for making this notification:

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Exhibit 99.8
CADBURY SCHWEPPES PLC
8 March 2006
For immediate release
Notification of PDMR’s share interests
Name of PDMR: GILBERT M CASSAGNE
The Company was notified on 7 March 2006 of the following transactions:
Mr Cassagne disposed of 21,984 ordinary shares of 12.5 pence each in the Company on 6 March 2006, at a price of 586.50p per share. The nature of the transaction was the disposal of shares awarded under the Company’s Long Term Incentive Plan on release of the shares from trust to the PDMR.
Mr Cassagne disposed of 36,222 ordinary shares of 12.5 pence each in the Company on 6 March 2006, at a price of 587.50p per share. The nature of the transaction was the disposal of shares awarded under the Company’s Bonus Share Retention Plan on release of the shares from trust to the PDMR.
Following the above transactions, Mr Cassagne has a beneficial interest in 33,638 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
Clare Davage
Telephone: 020 7830 5180
Name and signature of authorised Company official responsible for making this notification:

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Exhibit 99.9
CADBURY SCHWEPPES PLC
8 March 2006
For immediate release
Notification of PDMR’s share interests
Name of PDMR: JAMES R CHAMBERS
The Company was notified on 7 March 2006 of the following transaction:
Mr Chambers acquired 60,845 ordinary shares of 12.5 pence each in the Company on 4 March 2006, at a price of 556.00p per share. The shares represent the 2006 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2005), and were all deferred into trust.
Following the above transaction, Mr Chambers has a beneficial interest in 100,845 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
Clare Davage
Telephone: 020 7830 5180
Name and signature of authorised Company official responsible for making this notification:

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Exhibit 99.10
CADBURY SCHWEPPES PLC
8 March 2006
For immediate release
Notification of PDMR’s share interests
Name of PDMR: STEPHEN JOHN DRIVER
The Company was notified on 7 March 2006 of the following transactions:
Mr Driver acquired 11,678 ordinary shares of 12.5 pence each in the Company on 4 March 2006, at a price of 556.00p per share. The shares represent the 2006 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2005), and were all deferred into trust.
Mr Driver acquired 24 ordinary shares of 12.5 pence each in the Company on 6 March 2006, at a price of 587.00p per share. The shares were acquired through participation in the Company’s all-employee Share Incentive Plan.
Following the above transactions, Mr Driver has a beneficial interest in 51,726 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
Clare Davage
Telephone: 020 7830 5180
Name and signature of authorised Company official responsible for making this notification:

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Exhibit 99.11
CADBURY SCHWEPPES PLC
8 March 2006
For immediate release
Notification of PDMR’s share interests
Name of PDMR: NICHOLAS TOBY FELL
The Company was notified on 7 March 2006 of the following transactions:
Mr Fell disposed of 5,121 ordinary shares of 12.5 pence each in the Company on 1 March 2006, at a price of 583.00p per share.
Mr Fell disposed of 12,226 ordinary shares of 12.5 pence each in the Company on 6 March 2006, at a price of 587.50p per share. The nature of the transaction was the disposal of shares awarded under the Company’s Bonus Share Retention Plan on release of the shares from trust to the PDMR.
Mr Fell acquired 10,399 ordinary shares of 12.5 pence each in the Company on 4 March 2006, at a price of 556.00p per share. The shares represent the 2006 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2005), and were all deferred into trust.
Following the above transactions, Mr Fell has a beneficial interest in 52,693 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
Clare Davage
Telephone: 020 7830 5180
Name and signature of authorised Company official responsible for making this notification:

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Exhibit 99.12
CADBURY SCHWEPPES PLC
8 March 2006
For immediate release
Notification of PDMR’s share interests
Name of PDMR: DAVID MACNAIR
The Company was notified on 7 March 2006 of the following transaction:
Mr Macnair acquired 65,623 ordinary shares of 12.5 pence each in the Company on 4 March 2006, at a price of 556.00p per share. The shares represent the 2006 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2005), and were all deferred into trust.
Following the above transaction, Mr Macnair has a beneficial interest in 175,540 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
Clare Davage
Telephone: 020 7830 5180
Name and signature of authorised Company official responsible for making this notification:

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Exhibit 99.13
CADBURY SCHWEPPES PLC
8 March 2006
For immediate release
Notification of PDMR’s share interests
Name of PDMR: MATTHEW JOHN SHATTOCK
The Company was notified on 7 March 2006 of the following transactions:
Mr Shattock disposed of 48,790 ordinary shares of 12.5 pence each in the Company on 3 March 2006, at a price of 583.50p per share.
Mr Shattock acquired 90,892 ordinary shares of 12.5 pence each in the Company on 4 March 2006, at a price of 556.00p per share. The shares represent the 2006 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2005), and were all deferred into trust.
Following the above transactions, Mr Shattock has a beneficial interest in 215,544 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
Clare Davage
Telephone: 020 7830 5180
Name and signature of authorised Company official responsible for making this notification:

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Exhibit 99.14
CADBURY SCHWEPPES PLC
8 March 2006
For immediate release
Notification of PDMR’s share interests
Name of PDMR: HENRY A UDOW
The Company was notified on 7 March 2006 of the following transactions:
Mr Udow disposed of 54,163 ordinary shares of 12.5 pence each in the Company on 6 March 2006, at a price of 587.50p per share. The nature of the transaction was the disposal of shares awarded under the Company’s Bonus Share Retention Plan on release of the shares from trust to the PDMR.
Mr Udow acquired 41,648 ordinary shares of 12.5 pence each in the Company on 4 March 2006, at a price of 556.00p per share. The shares represent the 2006 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2005), and were all deferred into trust.
On 7 March 2006, Mr Udow exercised an option over 48,000 ordinary shares of 12.5 pence each under the Company’s 1994 Share Option Scheme (with an option price of 259.50p per share) and disposed of all the shares at a price of 588.17p per share.
Following the above transactions, Mr Udow has a beneficial interest in 278,283 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
Clare Davage
Telephone: 020 7830 5180
Name and signature of authorised Company official responsible for making this notification:

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Exhibit 99.15
CADBURY SCHWEPPES PLC
8 March 2006
For immediate release
Notification of PDMR’s share interests
Name of PDMR: RAJIV WAHI
The Company was notified on 7 March 2006 of the following transactions:
Mr Wahi disposed of 10,911 ordinary shares of 12.5 pence each in the Company on 6 March 2006, at a price of 586.50p per share. The nature of the transaction was a part disposal of shares awarded under the Company’s Bonus Share Retention Plan on release of 26,518 shares from trust to the PDMR.
Mr Wahi acquired 25,179 ordinary shares of 12.5 pence each in the Company on 4 March 2006, at a price of 556.00p per share. The shares represent the 2006 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2005), and were all deferred into trust.
Following the above transactions, Mr Wahi has a beneficial interest in 151,847 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
Clare Davage
Telephone: 020 7830 5180
Name and signature of authorised Company official responsible for making this notification:

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Exhibit 99.16

Press Release	10 March 2006
Cadbury Schweppes announces results of Sterling note repurchase
NOT FOR DISTRIBUTION TO ANY U.S.PERSON OR ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE UNITED STATES OR ITALY (SEE FULL OFFER RESTRICTIONS BELOW)
Cadbury Schweppes today announces the results of its repurchase of up to £300 million of its outstanding £400 million 4.875% Guaranteed Notes due 2010 (the “Notes”) (Common Code: 017301209 / ISIN: XS0173012096). Details of the repurchase Invitation are set out in the Invitation Memorandum dated 1 March 2006 (the “Invitation Memorandum”).
Following the expiration of the Offer Period, Cadbury Schweppes had received valid offers to sell of £322,849,000 principal amount of the Notes. Cadbury Schweppes has decided to increase the Target Tender Amount to £322,849,000 and as a result all valid offers to sell have been accepted in full and there will be no pro-ration.
Cadbury Schweppes will announce the relevant Purchase Price later today, based on spread of 48bp over the bid side yield of the 4.75 per cent. UK Treasury Gilt due 7 June 2010 (Common Code: 020601388 / ISIN: GB00B0330274).
Key Dates

Event	Date/ Time
Pricing Time	March 10, 2006, at or around 12.00 midday GMT

Anticipated Settlement Date	March 14, 2006
JPMorgan Cazenove is acting as Lead Dealer Manager. JPMorgan Chase Bank is acting as Tender Agent. HSBC and RBS are acting as Co-Dealer Managers on this transaction.
Requests for all information in relation to the Invitation should be directed to the Lead Dealer Manager:
Lead Dealer Manager

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
Attention: Liability Management — John Cavanagh
Email: john.cavanagh@jpmorgan.com
Tel: +44 (0) 20 7742 7506
Requests for information in relation to the offering to sell procedures should be directed to:
The Tender Agent
JPMorgan Chase Bank, N.A.
Trinity Tower
9 Thomas More Street
London E1W 1YT
Attention: Edmond Leedham
Email: edmond.f.leedham@jpmorgan.com
Tel: +44 (0) 20 7777 9458
For further information:
Cadbury Schweppes plc:          +44 207 409 1313
www.cadburyschweppes.com

Capital Markets Enquiries:     +44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries:          +44 207 830 5011
Andraea Dawson-Shepherd
Katie Macdonald-Smith
Disclaimer
This press release does not constitute, or form part of, an offer to buy or the invitation of any offer to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefore. No indications of interest in the Invitation is sought by this press release. The Invitation is not being made to, and no offer to sell will be accepted from, or on behalf of, holders of securities in any jurisdiction in which the Invitation is unlawful.

This release must be read in conjunction with the Invitation Memorandum. This release and the Invitation Memorandum contain important information, which should be read carefully before any decision, is made in relation to the Invitation. If you are in any doubt as to the contents of this release or the Invitation Memorandum or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser.
Offer Restrictions
United Kingdom
The communication of the Invitation Memorandum is not being made, and the Invitation Memorandum has not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, the Invitation Memorandum is not being distributed to, and must not be passed on to, the general public in the United Kingdom. Rather, the communication of the Invitation Memorandum as a financial promotion is only being made by Cadbury Schweppes or the Lead Dealer Manager to, and is directed only at: (a) persons outside the United Kingdom; (b) those persons falling within the definition of Investment Professionals (contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 43 of the Order, or other persons to whom it may lawfully be communicated in accordance with the Order; or (c) any person to whom it may otherwise lawfully be made (such persons together being “relevant persons”).
United States
The Invitation is not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation: facsimile transmission, telex, telephone, e-mail and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States, and Notes may not be offered for sale by any such use, means, instrumentality or facility from or within the United States. Accordingly, copies of the Invitation Memorandum and any related documents are not being and must not be mailed, forwarded, sent, transmitted or otherwise distributed in, into or from the United States (including without limitation by any custodian, nominee, trustee or agent) and persons receiving the Invitation Memorandum must not distribute, forward, mail, transmit or send it or any related documents in, into or from the United States. Offers to sell made by a resident of the United States, any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or any U.S. person will not be accepted.
Italy
The Invitation is not being made in the Republic of Italy. The Invitation and the Invitation Memorandum have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, Noteholders are hereby notified that, to the extent such Noteholders are Italian residents and/or persons located in the Republic of Italy, the Invitation is not available to them and they may not submit for offers to sell Notes in any Invitation and, as such, any offers to sell received from or on behalf of such persons shall be ineffective and void. Neither the Invitation Memorandum nor any other invitation material relating to the Invitation, or the Notes may be distributed or made available in the Republic of Italy.

Belgium
In Belgium, the Invitation will not, directly or indirectly, be made to, or for the account of, any person other than to professional or institutional investors referred to in article 3,2° of the Belgian royal decree of 7 July 1999 on the public character of financial operations (the “Public Decree”), each acting on their own account. The Invitation Memorandum has not been and will not be submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank, Financie en assurantiewezen) and accordingly may not be used in connection with any invitation in Belgium except as may otherwise be permitted by Belgian law.
France
The Invitation Memorandum has not been submitted to the clearance procedures of the Autorité des Marchés Financiers in France. The Invitation does not constitute a public invitation of offers to sell Notes nor a public offering of financial instruments in France. Only providers of investment services relating to portfolio management for the account of third parties and/or qualified investors (investisseurs qualifiés), all as defined in Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier are eligible to offer to sell Notes.
Notes
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has a strong regional presence in beverages in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 55,000 people.

Exhibit 99.17

Press Release	10 March 2006
Cadbury Schweppes announces pricing of Sterling note repurchase
NOT FOR DISTRIBUTION TO ANY U.S.PERSON OR ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE UNITED STATES OR ITALY (SEE FULL OFFER RESTRICTIONS BELOW)
Cadbury Schweppes today announces that the pricing of its repurchase of £322.8 million of its outstanding £400 million 4.875% Guaranteed Notes due 2010 (the “Notes”) is 99.673%. Details of the repurchase Invitation are set out in the Invitation Memorandum dated 1 March 2006 (the “Invitation Memorandum”).
Invitation Details
The final results of the Invitation are as follows.

Common	Principal Amount
Code/ISIN	accepted for		Final Tender	Purchase
Number of the Notes	purchase	Reference Bond	Spread	Price
017301209/XS0173012096	GBP 322,849,000	4.75 per cent. UK Treasury Gilt due 7 June 2010	48bp	99.673%
(ISIN: GB00B0330274 Common Code: 020601388)
Key Dates

Event	Date/ Time
Anticipated Settlement Date	March 14, 2006
JPMorgan Cazenove is acting as Lead Dealer Manager. JPMorgan Chase Bank is acting as Tender Agent. HSBC and RBS are acting as Co-Dealer Managers on this transaction.

Requests for all information in relation to the Invitation should be directed to the Lead Dealer Manager:
Lead Dealer Manager
J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
Attention: Liability Management — John Cavanagh
Email: john.cavanagh@jpmorgan.com
Tel: +44 (0) 20 7742 7506
Requests for information in relation to the offering to sell procedures should be directed to:
The Tender Agent
JPMorgan Chase Bank, N.A.
Trinity Tower
9 Thomas More Street
London E1W 1YT
Attention: Edmond Leedham
Email: edmond.f.leedham@jpmorgan.com
Tel: +44 (0) 20 7777 9458
For further information:
Cadbury Schweppes plc:           +44 207 409 1313
www.cadburyschweppes.com

Capital Markets Enquiries:     +44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries:          +44 207 830 5011
Andraea Dawson-Shepherd
Katie Macdonald-Smith
Disclaimer
This press release does not constitute, or form part of, an offer to buy or the invitation of any offer to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefore. No indications of interest in the Invitation is sought by this press release. The Invitation is not being made to, and no offer to sell will be accepted from, or on behalf of, holders of securities in any jurisdiction in which the Invitation is unlawful.
This release must be read in conjunction with the Invitation Memorandum. This release and the Invitation Memorandum contain important information, which should be read carefully before any decision, is made in relation to the Invitation. If you are in any doubt as to the contents of this release or the Invitation Memorandum or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser.
Offer Restrictions
United Kingdom
The communication of the Invitation Memorandum is not being made, and the Invitation Memorandum has not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, the Invitation Memorandum is not being distributed to, and must not be passed on to, the general public in the United Kingdom. Rather, the communication of the Invitation Memorandum as a financial promotion is only being made by Cadbury Schweppes or the Lead Dealer Manager to, and is directed only at: (a) persons outside the United Kingdom; (b) those persons falling within the definition of Investment Professionals (contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 43 of the Order, or other persons to whom it may lawfully be communicated in accordance with the Order; or (c) any person to whom it may otherwise lawfully be made (such persons together being “relevant persons”).
United States
The Invitation is not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation: facsimile transmission, telex, telephone, e-mail and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States, and Notes may not be offered for sale by any such use, means, instrumentality or facility from or within the United States. Accordingly, copies of the Invitation Memorandum and any related documents are not being and must not be mailed, forwarded, sent, transmitted or otherwise distributed in, into or from the United States (including without limitation by any custodian, nominee, trustee or agent) and persons receiving the Invitation Memorandum must not distribute, forward, mail, transmit or send it or any related documents in, into or from the United States. Offers to sell made by a resident of the United States, any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or any U.S. person will not be accepted.
Italy
The Invitation is not being made in the Republic of Italy. The Invitation and the Invitation Memorandum have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, Noteholders are hereby notified that, to the extent such Noteholders are Italian residents and/or persons located in the Republic of Italy, the Invitation is not available to them and they may not submit for offers to sell Notes in any Invitation and, as such, any offers to sell received from or on behalf of such persons shall be ineffective and void. Neither the Invitation Memorandum nor any other invitation material relating to the Invitation, or the Notes may be distributed or made available in the Republic of Italy.
Belgium
In Belgium, the Invitation will not, directly or indirectly, be made to, or for the account of, any person other than to professional or institutional investors referred to in article 3,2° of the Belgian royal decree of 7 July 1999 on the public character of financial operations (the “Public Decree”), each acting on their own account. The Invitation Memorandum has not been and will not be submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank, Financie en assurantiewezen) and accordingly may not be used in connection with any invitation in Belgium except as may otherwise be permitted by Belgian law.
France
The Invitation Memorandum has not been submitted to the clearance procedures of the Autorité des Marchés Financiers in France. The Invitation does not constitute a public invitation of offers to sell Notes nor a public offering of financial instruments in France. Only providers of investment services relating to portfolio management for the account of third parties and/or qualified investors (investisseurs qualifiés), all as defined in Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier are eligible to offer to sell Notes.
Notes
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has a strong regional presence in beverages in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 55,000 people.

Exhibit 99.18
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3.	Name of person discharging managerial responsibilities/director

JOHN MICHAEL SUNDERLAND

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE 5 BELOW — CONNECTED PERSON: MRS JEAN MARGARET SUNDERLAND

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S SPOUSE

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JOHN MICHAEL SUNDERLAND	583,290
JEAN MARGARET SUNDERLAND	237,350
JM SUNDERLAND, JM SUNDERLAND & DJ LEITCH A/CJMS1	52,000
JM SUNDERLAND, JM SUNDERLAND & DJ LEITCH A/CJMS2	54,000
TUDOR NOMINEES LTD	5,974
BT GLOBENET NOMINEES LTD A/C10	3,972
DOUGLAS DEAKIN YOUNG LTD	5,189
8.	State the nature of the transaction

DISPOSAL OF SHARES

9.	Number of shares, debentures or financial instruments relating to shares acquired

N/A

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

2,700

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.75

14.	Date and place of transaction

20 MARCH 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

939,075 (0.04%)

16.	Date issuer informed of transaction

20 MARCH 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

CLARE DAVAGE 020 7830 5180
Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 21 MARCH 2006

Exhibit 99.19
CADBURY SCHWEPPES PLC
28 March 2006
For immediate release
Notification of PDMR’s share interests
Name of PDMR: DAVID MACNAIR
The Company was notified on 27 March 2006 of the following transaction:
Mr Macnair disposed of 10,287 ordinary shares of 12.5 pence each in the Company on 27 March 2006, at a price of 574.00p per share. The nature of the transaction was the disposal of shares awarded under the Company’s International Share Award Plan 2002 on release of the shares from trust to the PDMR.
Following the above transaction, Mr Macnair has a beneficial interest in 165,253 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
Clare Davage
Telephone: 020 7830 5180
Name and signature of authorised Company official responsible for making this notification:

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Exhibit 99.20

Press Release	4 April 2006
CADBURY SCHWEPPES — SALE OF BROMOR
Further to its announcement of 8 February 2006, Cadbury Schweppes has agreed to sell Bromor Foods (Pty) Ltd. to Tiger Brands Ltd. for ZAR1,160 million (£109 million) in cash. In 2005, Bromor’s revenue was ZAR853 million (£74 million). The sale, which is subject to clearance by South African competition authorities, is expected to complete in the second half of 2006.
Ends
For further information:
Cadbury Schweppes plc: +44 207 409 1313
www.cadburyschweppes.com
Capital Market Enquiries +44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King
Media Enquiries +44 207 830 5011
Andraea Dawson-Shepherd
Katie Macdonald-Smith
Forward Looking Statements
These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 50,000 people.

Exhibit 99.21
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3.	Name of person discharging managerial responsibilities/director

HESTER BLANKS

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR’S OWN HOLDING

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HESTER BLANKS	51,870
ANDREW GABBUTT	24,784
BANK OF NEW YORK NOMINEES LTD A/C 491846	24,268
HSDL NOMINEES LTD A/C SIP	1,418
HSDL NOMINEES LTD A/C MAXI	1,297
HALIFAX SC PEP	3,787
8.	State the nature of the transaction

ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired

25

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.72

14.	Date and place of transaction

3 APRIL 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

107,449

16.	Date issuer informed of transaction

3 APRIL 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

CLARE DAVAGE 020 7830 5180
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 4 APRIL 2006

Exhibit 99.22
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)
3.	Name of person discharging managerial responsibilities/director

STEPHEN JOHN DRIVER

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR’S OWN HOLDING

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

STEPHEN JOHN DRIVER	40,000
BANK OF NEW YORK NOMINEES LTD A/C 491846	11,678
HSDL NOMINEES LTD A/C SIP	48
8.	State the nature of the transaction

ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired

24

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.72

14.	Date and place of transaction

3 APRIL 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

51,750

16.	Date issuer informed of transaction

3 APRIL 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

CLARE DAVAGE 020 7830 5180
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 4 APRIL 2006

Exhibit 99.23
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)
3.	Name of person discharging managerial responsibilities/director

KENNETH GEORGE HANNA

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

KENNETH GEORGE HANNA	250,000
BANK OF NEW YORK NOMINEES LTD A/C 491846	248,359
HSDL NOMINEES LTD A/C SIP	629
8.	State the nature of the transaction

ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired

24

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.72

14.	Date and place of transaction

3 APRIL 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

499,012

16.	Date issuer informed of transaction

3 APRIL 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

CLARE DAVAGE 020 7830 5180
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 4 APRIL 2006

Exhibit 99.24
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)
3.	Name of person discharging managerial responsibilities/director

DR WOLFGANG CHRISTIAN GEORG BERNDT

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY shares OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

WOLFGANG CHRISTIAN BERNDT & TRAUDL JOSEFA BERNDT (HELD AS 14,246 ADRS)	56,984
WOLFGANG CHRISTIAN BERNDT & TRAUDL JOSEFA BERNDT (SAL OPPENHEIM, VIENNA)	20,419
8.	State the nature of the transaction

ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF shares. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired

1,311

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.67

14.	Date and place of transaction

4 APRIL 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

78,714

16.	Date issuer informed of transaction

4 APRIL 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

CLARE DAVAGE 020 7830 5180
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 5 APRIL 2006

Exhibit 99.25
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3.	Name of person discharging managerial responsibilities/director

RICHARD S BRADDOCK

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

RICHARD S BRADDOCK 49,496 (HELD AS 12,374 ADRS)

8.	State the nature of the transaction

ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES SUBSEQUENTLY CONVERTED INTO AMERICAN DEPOSITARY RECEIPTS (‘ADRS’). THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired

1,924 (EQUIVALENT TO 481 ADRS)

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.67

14.	Date and place of transaction

4 APRIL 2006

LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

51,420 (HELD AS 12,855 ADRS)

16.	Date issuer informed of transaction

4 APRIL 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

CLARE DAVAGE 020 7830 5180
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 5 APRIL 2006

Exhibit 99.26
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3.	Name of person discharging managerial responsibilities/director

ROGER MARTYN CARR

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ROGER MARTYN CARR 40,642

8.	State the nature of the transaction

ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired

2,185

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.67

14.	Date and place of transaction

4 APRIL 2006

LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

42,827

16.	Date issuer informed of transaction

4 APRIL 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

CLARE DAVAGE 020 7830 5180
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 5 APRIL 2006

Exhibit 99.27
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3.	Name of person discharging managerial responsibilities/director

THE LORD PATTEN OF BARNES

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

THE LORD PATTEN OF BARNES 2,108

8.	State the nature of the transaction

ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired

1,092

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.67

14.	Date and place of transaction

4 APRIL 2006

LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,200

16.	Date issuer informed of transaction

4 APRIL 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

CLARE DAVAGE 020 7830 5180
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 5 APRIL 2006

Exhibit 99.28
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3.	Name of person discharging managerial responsibilities/director

DAVID ANTHONY ROLAND THOMPSON

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID ANTHONY ROLAND THOMPSON	25,728
STELLA EUNICE THOMPSON	15,539
8.	State the nature of the transaction

ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired

1,420

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.67

14.	Date and place of transaction

4 APRIL 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

42,687

16.	Date issuer informed of transaction

4 APRIL 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

CLARE DAVAGE 020 7830 5180
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 5 APRIL 2006

Exhibit 99.29
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3.	Name of person discharging managerial responsibilities/director

ROSEMARY PRUDENCE THORNE

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ROSEMARY PRUDENCE THORNE 5,673

8.	State the nature of the transaction

ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired

1,092

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction £5.67

14.	Date and place of transaction

4 APRIL 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,765

16.	Date issuer informed of transaction

4 APRIL 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

CLARE DAVAGE 020 7830 5180
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 5 APRIL 2006

Exhibit 99.30
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC

2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3.	Name of person discharging managerial responsibilities/director

BARONESS JUDITH ANN WILCOX

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BARONESS JUDITH ANN WILCOX	21,950
R C GREIG NOMINEES LTD (PENSION)	2,400
COUTTS NOMINEES LTD A/C SCS (PEPS)	2,785
KILLICK & CO (ISA)	1,539
8.	State the nature of the transaction

ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired

1,311

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£5.67

14.	Date and place of transaction

4 APRIL 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

29,985

16.	Date issuer informed of transaction

4 APRIL 2006
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS DIRECTOR OF GROUP SECRETARIAT

Date of notification 5 APRIL 2006

Exhibit 99.31
Press Release
7th April 2006
CADBURY SCHWEPPES ANNOUNCES INTENTION TO SELL MONKHILL
Cadbury Schweppes announces that it intends to sell its Monkhill business, which principally manufactures sugar confectionery and popcorn for the UK market. It is intended that the sale of Monkhill will include four manufacturing plants and one distribution depot in the UK. In 2005, Monkhill’s revenue was approximately £80 million.
Cadbury Schweppes expects to agree the sale of Monkhill by the end of 2006.
Ends
For further information:
Cadbury Schweppes plc:       +44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries:       +44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries:       +44 207 830 5011
Andraea Dawson-Shepherd
Katie Macdonald-Smith

The Maitland Consultancy:       +44 207 379 5151
Angus Maitland
Forward Looking Statements
These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1.   About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs around 50,000 people.